Prospectus
DECEMBER 1, 2000

MFS® INCOME FUND
MFS® HIGH YIELD FUND
MFS® CONCENTRATED GROWTH FUND
MFS® EUROPEAN EQUITY FUND

Class A Shares
Class B Shares
Class C Shares

This Prospectus describes four funds.

- MFS Income Fund, which seeks high current income.

- MFS High Yield Fund, which primarily seeks high current income.
  Its secondary objective is capital appreciation.

- MFS Concentrated Growth Fund, which seeks capital appreciation.

- MFS European Equity Fund, which seeks capital appreciation.

This prospectus describes three classes of shares for each fund. Currently, only Class A shares are available for purchase. These Class A shares are only available for purchase at net asset value and may only be sold to residents of Massachusetts who are:

- **employees (or certain relatives of employees) of Massachusetts Financial Services Company (referred to as MFS or the adviser) and its affiliates; or**

- **members of the governing boards of the various funds sponsored by MFS.**

The Securities and Exchange Commission has not approved the fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

TABLE OF CONTENTS

Page

1: MFS Income Fund

▶ Investment Objective

The fund's investment objective is to provide high current income. The fund's objective may be changed without shareholder approval.

▶ Principal Investment Policies

The fund invests, under normal market conditions, at least 65% of its total assets in high income fixed income securities. While the fund may invest in fixed income securities with any credit rating, the securities offering the high current income sought by the fund generally have speculative characteristics or are lower rated bonds, commonly known as junk bonds. Junk bonds are assigned lower credit ratings by credit rating agencies. The fund focuses on bonds rated in the higher junk bond rating categories (i.e., BB or B) rather than those rated in the lowest rating categories by rating agencies. Portfolio securities will generally have remaining maturities of 10 years or less.

In selecting fixed income investments for the fund, the fund's investment adviser, MFS, considers the views of its large group of fixed income portfolio managers and research analysts. This group periodically assesses the outlook for various segments of the fixed income markets. These assessments are used by the portfolio manager(s) of MFS' fixed income oriented funds (including the fund) as a tool in making or adjusting a fund's asset allocations to various segments of the fixed income markets. In assessing the credit quality of fixed income securities, MFS does not rely solely on the credit ratings assigned by credit rating agencies, but rather performs its own independent credit analysis.

Consistent with its principal investment policies described above, the fund may invest in foreign securities through which it may have exposure to foreign currencies.

▶ Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Allocation Risk:* The fund will allocate its investments among fixed income markets based upon judgments made by MFS. The fund could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines.

- *Interest Rate Risk:* When interest rates rise, the prices of fixed income securities in the fund's portfolio will generally fall. Conversely, when interest rates fall, the prices of fixed income securities in the fund's portfolio will generally rise.

- *Maturity Risk:* Interest rate risk will generally affect the price of a fixed income security more if the security has a longer maturity. Fixed income securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities. Conversely, fixed income securities with shorter maturities will be less volatile but generally provide lower returns than fixed income securities with longer maturities. The average maturity of the fund's fixed income investments will affect the volatility of the fund's share price.

- *Credit Risk:* Credit risk is the risk that the issuer of a fixed income security will not be able to pay principal and/or interest when due. Rating agencies assign credit ratings to certain fixed income securities to indicate their credit risk. The price of a fixed income security will generally fall if the issuer defaults on its obligation to pay principal or interest, the rating agencies downgrade the issuer's credit rating or other news affects the market's perception of the issuer's credit risk.

- *Liquidity Risk:* The fixed income securities purchased by the fund may be traded in the over-the-counter market rather than on an organized exchange and are subject to liquidity risk. This means that they may be harder to purchase or sell at a fair price. The inability to purchase or sell these fixed income securities at a fair price could have a negative impact on the fund's performance.

- *Junk Bond Risk:*

  - ▶ *Higher Credit Risk:* Junk bonds are subject to a substantially higher degree of credit risk than higher rated bonds. During recessions, a significant percentage of issuers of junk bonds may default on payments of principal and interest. The price of a junk bond may therefore fluctuate drastically due to bad news about the issuer or the economy in general.

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- ► *Higher Liquidity Risk:* During recessions and periods of broad market declines, junk bonds could become less liquid, meaning that they will be harder to value or sell at a fair price.

- *Foreign Securities:* Investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

   - ► These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

   - ► Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

   - ► Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

   - ► Foreign markets may be less liquid and more volatile than U.S. markets.

   - ► Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

► Bar Chart and Performance Table

The bar chart and performance table are not included because the fund has not had a full calendar year of investment operations.

2: MFS High Yield Fund

▶ **Investment Objective**

The fund's main investment objective is to provide high current income. Its secondary objective is to provide capital appreciation. The fund's objective may be changed without shareholder approval.

▶ **Principal Investment Policies**

The fund invests, under normal market conditions, at least 65% of its total assets in high income fixed income securities. While the fund may invest in fixed income securities with any credit rating, the securities offering the high current income sought by the fund generally have speculative characteristics or are lower rated bonds, commonly known as junk bonds. Junk bonds are assigned lower credit ratings by credit rating agencies or are unrated and considered by MFS to be comparable to lower rated bonds.

While the fund focuses its investments on bonds issued by domestic or foreign (including emerging market) corporations, it may also invest in the following securities:

- *income producing equity securities*, which include common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts, of domestic or foreign (including emerging market) corporations,

- *foreign government securities*, which are bonds or other debt obligations issued by foreign governments, including emerging market governments.

Fixed Income Investments. In selecting fixed income investments for the fund, MFS considers the views of its large group of fixed income portfolio managers and research analysts. This group periodically assesses the three-month total return outlook for various segments of the fixed income markets. This three-month "horizon" outlook is used by the portfolio manager(s) of MFS' fixed income oriented funds (including the fixed income portion of the fund) as a tool in making or adjusting a fund's asset allocations to various segments of the fixed income markets. In assessing the credit quality of fixed income securities, MFS does not rely solely on the credit ratings assigned by credit rating agencies, but rather performs its own independent credit analysis.

Foreign Investments. The fund may invest in foreign securities (including emerging market securities) through which it may have exposure to foreign currencies.

Equity Investments. MFS uses a bottom-up, as opposed to a top-down, investment style in managing the equity-oriented funds (such as the equity portion of the fund) it advises. This means that securities are selected based upon fundamental analysis performed by the fund's portfolio manager and MFS' large group of equity research analysts.

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▶ Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Allocation Risk:* The fund will allocate its investments among fixed income markets based upon judgments made by MFS. The fund could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines.

- *Interest Rate Risk:* When interest rates rise, the prices of fixed income securities in the fund's portfolio will generally fall. Conversely, when interest rates fall, the prices of fixed income securities in the fund's portfolio will generally rise.

- *Maturity Risk:* Interest rate risk will generally affect the price of a fixed income security more if the security has a longer maturity. Fixed income securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities. Conversely, fixed income securities with shorter maturities will be less volatile but generally provide lower returns than fixed income securities with longer maturities. The average maturity of the fund's fixed income investments will affect the volatility of the fund's share price.

- *Credit Risk:* Credit risk is the risk that the issuer of a fixed income security will not be able to pay principal and/or interest when due. Rating agencies assign credit ratings to certain fixed income securities to indicate their credit risk. The price of a fixed income security will generally fall if the issuer defaults on its obligation to pay principal or interest, the rating agencies downgrade the issuer's credit rating or other news affects the market's perception of the issuer's credit risk.

- *Liquidity Risk:* The fixed income securities purchased by the fund may be traded in the over-the-counter market rather than on an organized exchange and are subject to liquidity risk. This means that they may be harder to purchase or sell at a fair price. The inability to purchase or sell these fixed income securities at a fair price could have a negative impact on the fund's performance.

- *Junk Bond Risk:*
  - ▶ *Higher Credit Risk:* Junk bonds are subject to a substantially higher degree of credit risk than higher rated bonds. During recessions, a significant percentage of issuers of junk bonds may default on payments of principal and interest. The price of a junk bond may therefore fluctuate drastically due to bad news about the issuer or the economy in general.

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- *Higher Liquidity Risk:* During recessions and periods of broad market declines, junk bonds could become less liquid, meaning that they will be harder to value or sell at a fair price.

Market Risk: This is the risk that the price of a security held by the fund will fall due to changing economic, political or market conditions or disappointing earnings results.

Company Risk: Prices of securities react to the economic condition of the company that issued the security. The fund's equity investments in an issuer may rise and fall based on the issuer's actual and anticipated earnings, changes in management and the potential for takeovers and acquisitions.

Foreign Securities Risk: Investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

- These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

- Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

- Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

- Foreign markets may be less liquid and more volatile than U.S. markets.

- Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Emerging Market Risk:* Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. These markets often have provided significantly higher or lower rates of return than developed markets, and significantly greater risks,

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to investors. All the risks of investing in foreign securities are heightened by investing in emerging markets countries.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

▶ Bar Chart and Performance Table

The bar chart and performance table are not included because the fund has not had a full calendar year of investment operations.

3: MFS Concentrated Growth Fund

▶ Investment Objective

The fund's investment objective is to provide capital appreciation. The fund's objective may be changed without shareholder approval.

▶ Principal Investment Policies

The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of companies of any size which MFS believes have above-average growth potential. The fund normally concentrates its investments in a core group of 20 to 30 common stocks. While the fund may invest in securities of any size, the fund generally focuses on companies with large market capitalizations.

The fund is a non-diversified mutual fund. This means that the fund may invest a relatively high percentage of its assets in a small number of issuers. The fund's investments may include securities traded in the over-the-counter markets.

In selecting investments for the fund, MFS generally looks for companies which demonstrate:

- a strong franchise, strong cash flows and a recurring revenue stream

- a solid industry position, where there is

    ▶ potential for high profit margins

    ▶ substantial barriers to new entry in the industry

- a strong management team with a clearly defined strategy

- a catalyst that may accelerate growth

MFS uses a bottom-up, as opposed to a top-down, investment style in managing the equity-oriented funds (such as the fund) it advises. This means that securities are selected based upon fundamental analysis (such as an analysis of earnings, cash flows, and competitive position and management's abilities) performed by the fund's portfolio manger and MFS' large group of equity research analysts.

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Consistent with its investment policies, the fund may invest in foreign securities (including emerging markets) through which it may have exposure to foreign currencies.

The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies.

Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Non-Diversified Status*: Because the fund invests a relatively high percentage of its assets in a small number of issuers, the fund is more susceptible to any single economic, political or regulatory event affecting those issuers than a diversified fund.

- *Large Cap Companies Risk*: Large cap companies tend to go in and out of favor based on market and economic conditions. Large cap companies tend to be less volatile than companies with smaller market capitalizations. In exchange for this potentially lower risk, the fund's value may not rise as much as the value of funds that emphasize smaller cap companies.

- *Growth Company Risk*: Prices of growth company securities held by the fund may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security, and may decline to a greater extent than the overall equity markets (e.g., as represented by the Standard and Poor's Composite 500 Index).

- *Foreign Securities Risk*: Investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

  ▶ These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

  ▶ Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

  ▶ Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

  ▶ Foreign markets may be less liquid and more volatile than U.S. markets.

  ▶ Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's

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net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Emerging Market Risk:* Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. These markets often have provided significantly higher or lower rates of return than developed markets, and significantly greater risks, to investors. All the risks of investing in foreign securities are heightened by investing in emerging markets countries.

- *Over-the-Counter Risk:* Over-the-counter (OTC) transactions involve risks in addition to those associated with transactions in securities traded on exchanges. OTC-listed companies may have limited product lines, markets or financial resources. Many OTC stocks trade less frequently and in smaller volume than exchange-listed stocks. The values of these stocks may be more volatile than exchange-listed stocks, and the fund may experience difficulty in establishing or closing out positions in these stocks at prevailing market prices.

- *Effect of IPOs*: The fund may participate in the initial public offering ("IPO") market, and a significant portion of the fund's returns may be attributable to its investment in IPO's which may have a magnified investment performance impact during the periods when the fund has a small asset base. Like any past performance, there is no assurance that, as the fund's assets grow, it will continue to experience substantially similar performance by investment in IPOs.

- *Active or Frequent Trading Risk:* The fund may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

▶ Bar Chart and Performance Table

The bar chart and performance table are not included because the fund has not had a full calendar year of investment operations.

4: MFS European Equity Fund

▶ **Investment Objective**

The fund's investment objective is to provide capital appreciation. The fund's objective may be changed without shareholder approval.

▶ **Principal Investment Policies**

The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of companies whose principal activities are in Europe. A company's principal activities are located in a European country if the company (a) is organized under the laws of, and maintains a principal office in a European country (b) has its principal securities trading market in a European country (c) derives 50% or more of its total revenues from goods sold or services performed in Europe, or (d) has 50% or more of its assets in Europe. The fund focuses on companies which MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow. The fund generally seeks to purchase securities of companies with relatively large market capitalizations relative to the market in which they are traded. The fund's investments may include securities traded in the over-the-counter markets.

A committee of investment research analysts selects portfolio securities for the fund. This committee includes investment analysts employed not only by MFS, but also by MFS International (U.K.) Limited, a wholly owned subsidiary of MFS. The committee allocates the fund's assets among various industries within a specific geographic region. Individual analysts then select what they view as the securities best suited to achieve the fund's investment objective within their assigned industry responsibility.

The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies.

▶ **Principal Risks of an Investment**

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. As with any non-money market mutual fund, the share price of the fund will change daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Market Risk:* This is the risk that the price of a security held by the fund will fall due to changing economic, political or market conditions or disappointing earnings results.

- *Company Risk:* Prices of securities react to the economic condition of the company that issued the security. The fund's equity investments in an issuer may rise and fall based

10

on the issuer's actual and anticipated earnings, changes in management and the potential for takeovers and acquisitions.

- *Over-the-Counter Risk:* Over-the-counter (OTC) transactions involve risks in addition to those associated with transactions in securities traded on exchanges. OTC-listed companies may have limited product lines, markets or financial resources. Many OTC stocks trade less frequently and in smaller volume than exchange-listed stocks. The values of these stocks may be more volatile than exchange-listed stocks, and the fund may experience difficulty in establishing or closing out positions in these stocks at prevailing market prices.

- *Concentration Risk:* The fund may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries. If the fund concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance.

- *Foreign Securities Risk:* Investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

  ► These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

  ► Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

  ► Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

  ► Foreign markets may be less liquid and more volatile than U.S. markets.

  ► Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Euro Conversion Risk:* The introduction of a new European currency, the euro, may result in uncertainties for European securities and the operation of the fund. The euro was introduced on January 1, 1999 by eleven member countries of the European Economic and Monetary Union (EMU). The introduction of the euro requires the redenomination of European debt and equity securities over a period of time, which may affect the fund in the following ways:

  - ► If the transition to the euro, or EMU as a whole, does not proceed as planned, the fund's investment could be adversely affected.

  - ► Withdrawal from EMU by a participating country could affect the fund's investments if securities redenominated in euros are transferred back to that country's national currency.

  - ► Computer, accounting and trading systems must be capable of recognizing the euro as a distinct currency. If not properly addressed, this may negatively affect the operations of the companies the fund invests in.

- *Effect of IPOs:* The fund may participate in the initial public offering ("IPO") market, and a significant portion of the fund's returns may be attributable to its investment in IPO's which may have a magnified investment performance impact during the periods when the fund has a small asset base. Like any past performance, there is no assurance that, as the fund's assets grow, it will continue to experience substantially similar performance by investment in IPOs.

- *Active or Frequent Trading Risk:* The fund may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

► Bar Chart and Performance Table

The bar chart and performance table are not included because the fund has not had a full calendar year of investment operations.

1: MFS Income Fund

▶ **Expense Table**

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less).........	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets):

	Class A	Class B	Class C
Management Fees	0.60%	0.60%	0.60%
Distribution and Service (12b-1 Fees)[2]	0.00%	1.00%	1.00%
Other Expenses	2.95%	2.95%	2.95%
Total Annual Fund Operating Expenses	3.55%	4.55%	4.55%
Fee Waiver and Expense Reimbursement[3]...	(3.52)%	(3.52)%	(3.52)%
Net Expenses[4]	0.03%	1.03%	1.03%

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees). The class A distribution and service fees are not currently in effect, and may equal up to 0.35% annually upon implementation by the board of trustees which oversees the fund.

(3) MFS has contractually agreed to waive its management fee and bear the fund's expenses such that "Other Expenses" do not exceed 0.00% annually. These contractual arrangements will continue until at least December 1, 2001, absent an earlier modification approved by the board of trustees which oversees the fund.

(4) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Net Expenses" would be 0.00%, 1.00% and 1.00% for class A, class B and class C, respectively.

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▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;

- Your investment has a 5% return each year and dividends and other distributions are reinvested; and

- The fund's operating expenses remain the same, except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Fund Operating Expenses" for subsequent years (see Expense Table).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$478	$1,198	$1,939	$3,889
Class B shares[1]				
Assuming redemption at end of period	$505	$1,355	$2,214	$4,242
Assuming no redemption	$105	$1,055	$2,014	$4,242
Class C shares				
Assuming redemption at end of period	$205	$1,055	$2,014	$4,450
Assuming no redemption	$105	$1,055	$2,014	$4,450

(1) Class B shares convert to class A shares approximately eight years after purchase; therefore, years nine and ten reflect class A expenses.

2: MFS High Yield Fund

▶ Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)..........	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets):

	Class A	Class B	Class C
Management Fees	0.60%	0.60%	0.60%
Distribution and Service (12b-1 Fees)[2]	0.00%	1.00%	1.00%
Other Expenses	2.72%	2.72%	2.72%
Total Annual Fund Operating Expenses	3.32%	4.32%	4.32%
Fee Waiver and Expense Reimbursement[3]...	(3.29)%	(3.29)%	(3.29)%
Net Expenses[4]	0.03%	1.03%	1.03%

---

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees). The class A distribution and service fees are not currently in effect, and may equal up to 0.35% annually upon implementation by the board of trustees which oversees the fund.

(3) MFS has contractually agreed to waive its management fee and bear the fund's expenses such that Other Expenses do not exceed 0.00% annually. These contractual arrangements will continue until at least December 1, 2001, unless modified with the consent of the board of trustees which oversees the fund.

(4) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account. "Net Expenses" would be 0.00%, 1.00% and 1.00% for class A, class B and class C, respectively.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;

- Your investment has a 5% return each year and dividends and other distributions are reinvested; and

- The fund's operating expenses remain the same, except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Fund Operating Expenses" for subsequent years (see Expense Table).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$478	$1,153	$1,851	$3,701
Class B shares[1]				
Assuming redemption at end of period	$505	$1,309	$2,126	$4,061
Assuming no redemption	$105	$1,009	$1,926	$4,061
Class C shares				
Assuming redemption at end of period	$205	$1,009	$1,926	$4,273
Assuming no redemption	$105	$1,009	$1,926	$4,273

(1) Class B shares convert to class A shares approximately eight years after purchase; therefore, years nine and ten reflect class A expenses.

3: MFS Concentrated Growth Fund

▶ Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)..........	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets):

	Class A	Class B	Class C
Management Fees	0.75%	0.75%	0.75%
Distribution and Service (12b-1 Fees)[2]	0.00%	1.00%	1.00%
Other Expenses	27.81%	27.81%	27.81%
Total Annual Fund Operating Expenses	28.56%	29.56%	29.56%
Fee Waiver and Expense Reimbursement[3]...	(27.53)%	(27.53)%	(27.53)%
Net Expenses[4]	1.03%	2.03%	2.03%

---

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees). The class A distribution and service fees are not currently in effect, and may equal up to 0.35% annually upon implementation by the board of trustees which oversees the fund.

(3) MFS has contractually agreed, subject to reimbursement, to bear the fund's expenses such that "Other Expenses" do not exceed 0.25% annually. These contractual arrangements will continue until at least December 1, 2001, unless terminated with the consent of the board of trustees which oversees the fund.

(4) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account. "Net Expenses" would be 1.00%, 2.00% and 2.00% for class A, class B and class C, respectively.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;

- Your investment has a 5% return each year and dividends and other distributions are reinvested; and

- The fund's operating expenses remain the same, except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Fund Operating Expenses" for subsequent years (see Expense Table).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$674	$5,030	$7,576	$10,186
Class B shares[1]				
Assuming redemption at end of period	$606	$5,190	$7,576	$10,202
Assuming no redemption	$206	$ 890	$7,556	$10,202
Class C shares				
Assuming redemption at end of period	$306	$ 890	$ 556	$10,217
Assuming no redemption	$206	$ 890	$ 556	$10,217

---

(1) Class B shares convert to class A shares approximately eight years after purchase; therefore, years nine and ten reflect class A expenses.

18

4: MFS European Equity Fund

▶ Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment):

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less).........	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets):

	Class A	Class B	Class C
Management Fees	0.75%	0.75%	0.75%
Distribution and Service (12b-1 Fees)[2]	0.00%	1.00%	1.00%
Other Expenses	6.76%	6.76%	6.76%
Total Annual Fund Operating Expenses	7.51%	8.51%	8.51%
Fee Waiver and Expense Reimbursement[3] ...	(6.51)%	(6.51)%	(6.51)%
Net Expenses	1.00%	2.00%	2.00%

---

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees). The class A distribution and service fees are not currently in effect, and may equal up to 0.35% annually upon implementation by the board of trustees which oversees the fund.

(3) MFS has contractually agreed, subject to reimbursement, to bear the fund's expenses such that "Other Expenses" do not exceed 0.25% annually. These contractual arrangements will continue until at least December 1, 2001, unless terminated with the consent of the board of trustees which oversees the fund.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;

- Your investment has a 5% return each year and dividends and other distributions are reinvested; and

- The fund's operating expenses remain the same, except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Fund Operating Expenses" for subsequent years (see Expense Table).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$671	$2,107	$3,471	$6,593
Class B shares[1]				
Assuming redemption at end of period	$603	$2,195	$3,670	$6,807
Assuming no redemption	$203	$1,895	$3,470	$6,807
Class C shares				
Assuming redemption at end of period	$303	$1,895	$3,470	$6,950
Assuming no redemption	$203	$1,625	$3,470	$6,950

(1) Class B shares convert to class A shares approximately eight years after purchase; therefore, years nine and ten reflect class A expenses.

III   CERTAIN INVESTMENT STRATEGIES AND RISKS

▶ Further Information on Investment Strategies and Risks

Each fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which each fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the funds' Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

▶ Temporary Defensive Policies

In addition, each fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While a fund invests defensively, it may not be able to pursue its investment objective. A fund's defensive investment position may not be effective in protecting its value.

▶ Active and Frequent Trading

Each fund may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

IV MANAGEMENT OF THE FUNDS

Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is each fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $163.20 billion on August 31, 2000. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

MFS provides investment management and related administrative services and facilities to each fund, including portfolio management and trade execution. For these services, each fund has contracted to pay MFS an annual management fee as set forth in the Expense Summary. For the fiscal year ended July 31, 2000 each fund paid MFS an aggregate management fee equal to the management fee ratio set forth in the "Expense Summary" with regard to each fund.

Portfolio Managers

	Management Team
MFS Income Fund	Bernard Scozzafava a Senior Vice President of the Adviser, has been employed in the investment management area of MFS since 1989. Mr. Scozzafava has been the portfolio manager of the fund since its inception.
MFS High Yield Fund	Robert J. Manning and John Addeo are the portfolio managers of the fund. Mr. Manning, a Senior Vice President of the Adviser, has been employed as a portfolio manager by the Adviser since 1984. Mr. Addeo, a Vice President of the Adviser, has been employed in the investment area of by the Adviser since 1998. From 1997 to 1998 he worked as a research analyst with Eaton Vance Management and from 1993 to 1997 he was a research analyst with Keystone Investments. Mr. Addeo is a Chartered Financial Analyst.
MFS Concentrated Growth Fund	Paul M. McMahon, a Senior Vice President of the Adviser, has been employed as a portfolio manager of the fund since April of 2000 and has been employed in the investment area of MFS since 1981.
MFS European Equity Fund	The fund is currently being managed by a committee comprised of various equity research analysts employed by the Adviser.

▶ Administrator

MFS provides each fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by each fund for a portion of the costs it incurs in providing these services.

▶ Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of each fund.

▶ Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for each fund, for which it receives compensation from each fund.

V   DESCRIPTION OF SHARE CLASSES

Each fund offers class A, B and C shares through this prospectus. Each fund also offers an additional class of shares, class I shares, exclusively to certain institutional investors. Class I shares are made available through a separate prospectus supplement provided to institutional investors eligible to purchase them. Class A and Class I shares are the only classes presently available for sale.

▶ Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A, B or C shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

▶ Class A shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year. Class A shares have annual distribution and service fees up to a maximum of 0.35% of net assets annually.

Purchases Subject to an Initial Sales Charge. The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

MFS Income Fund and MFS High Yield Fund

| | Sales Charge* as Percentage of: | |
Amount of Purchase	Offering Price	Net Amount Invested
Less than $100,000	4.75%	4.99%
$100,000 but less than $250,000	4.00	4.17
$250,000 but less than $500,000	2.95	3.04
$500,000 but less than $1,000,000	2.20	2.25
$1,000,000 or more	None**	None**

MFS Concentrated Growth Fund and MFS European Equity Fund

	Sales Charge* as Percentage of:	
Amount of Purchase	Offering Price	Net Amount Invested
Less than $50,000	5.75%	6.10%
$50,000 but less than $100,000	4.75	4.99
$100,000 but less than $250,000	4.00	4.17
$250,000 but less than $500,000	2.95	3.04
$500,000 but less than $1,000,000	2.20	2.25
$1,000,000 or more	None**	None**

---

* Because of rounding in the calculation of offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

** A 1% CDSC will apply to such purchases, as discussed below.

Purchases Subject to a CDSC (but not an initial sales charge). You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge. However, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996

  ▶ the plan had established an account with MFSC; and

  ▶ the sponsoring organization had demonstrated to the satisfaction of MFD that either;

    + the employer had at least 25 employees; or

    + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (referred to as the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Plan or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);

  ▶ the plan establishes an account with MFSC on or after July 1, 1996;

- ► the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion; and

- Investments in class A shares by certain retirement plans subject to ERISA, if

  - ► the plan establishes an account with MFSC on or after July 1, 1996; and

  - ► the plan has, at the time of purchase either alone or in aggregate with other plans maintained by the same plan sponsor, a market value of $500,000 or more invested in shares of any class or classes of the MFS funds.

    The retirement plans will qualify under this category only if the plans or their sponsoring organization informs MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS funds; MFSC has no obligation independently to determine whether such plans qualify under this category; and

- Investments in class A shares by certain retirement plans subject to ERISA, if

  - ► the plan established an account with MFSC between July 1, 1997 and December 31, 1999;

  - ► the plan records are maintained on a pooled basis by MFSC; and

  - ► the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

▶ Class B shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

Year of Redemption After Purchase	Contingent Deferred Sales Charge
First	4%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and following	0%

26

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

▶ Class C Shares

You may purchase class C shares at net asset value without an initial sales charge, but if you redeem your shares within the first year you may be subject to a CDSC of 1.00%. Class C shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually. Class C shares do not convert to any other class of shares of the fund.

▶ Calculation of CDSC

As discussed above, certain investments in class A, B and C shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.

- Purchases of class C shares, and purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.

- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

▶ Distribution and Service Fees

Each fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser. These annual distribution and service fees may equal up to 0.35% for class A shares (a 0.10% distribution fee and a 0.25% service fee) and 1.00% for each of class B and class C shares (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges. The class A distribution and service fees are not currently in effect, and may equal up to 0.35% annually upon implementation by the board of trustees which oversees the funds.

You may purchase, exchange and redeem class A, B and C shares of each fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

▶ How to Purchase Shares

Initial Purchase. You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;

- if you establish an automatic exchange plan; or

- if you establish an account under either:

  ▶ tax-deferred retirement programs (other than IRAs) where investments are made by means of group remittal statements; or

  ▶ employer sponsored investment programs.

The minimum initial investment for IRAs is $250 per account. The maximum investment in class C shares is $1,000,000 per transaction. Class C shares are not available for purchase by any retirement plan qualified under Section 401(a) or 403(b) of the Internal Revenue Code if the plan or its sponsor subscribes to certain recordkeeping services made available by MFSC, such as the MFS Corporate Plan Services 401(k) Plan.

Adding to Your Account. There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;

- ask your financial adviser to purchase shares on your behalf;

- wire additional investments through your bank (call MFSC first for instructions); or

- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

▶ How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS funds' market timing policies, which are policies designed to protect the funds and their shareholders from the adverse effect of frequent exchanges. These limitations and market timing policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Market Timing Policies." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

▶ How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

Redeeming Directly Through MFSC

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

Redeeming Through Your Financial Adviser. You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

Signature Guarantee/Additional Documentation. In order to protect against fraud, each fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

▶ Other Considerations

Right to Reject or Restrict Purchase and Exchange Orders. Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges is detrimental to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

Excessive Trading Practices. The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if any investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgement, the MFS funds may consider trading done in multiple accounts under common ownership or control.

Reinstatement Privilege. After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge). If the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC paid; however, your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed. This privilege applies to shares of the MFS money market funds only under certain circumstances.

In-kind Distributions. The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that a fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. None of the funds expects to make in-kind distributions, and if a fund does, it will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

Involuntary Redemptions/Small Accounts. Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of a fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

▶ Distribution Options

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares *(this option will be assigned if no other option is specified);*

- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or

- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

▶ Purchase and Redemption Programs

For your convenience, the following purchase and redemption programs are made available to you with respect to class A, B and C shares, without extra charge:

Automatic Investment Plan. You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

Automatic Exchange Plan. If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market Fund, or if you exchange class A shares out of the MFS Cash Reserve Fund, into class

33

A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

Reinvest Without a Sales Charge. You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

Distribution Investment Program. You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

Letter of Intent (LOI). If you intend to invest $50,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

Right of Accumulation. You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

Systematic Withdrawal Plan. You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B and C shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B and C shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

▶ Pricing of Fund Shares

The price of each class of each fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange (the "NYSE") is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The NYSE is closed on most national holidays and Good Friday. To determine net asset value, each fund values its assets at current market values, or at fair value as determined by the Adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by each fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by a fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or

- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

Each fund invests in certain securities which are primarily listed on foreign exchanges that trade on weekends and other days when the fund does not price its shares. Therefore, the value of the fund's shares may change on days when you will not be able to purchase or redeem the fund's shares.

▶ Distributions

The MFS Income Fund and the MFS High Yield Fund each intend to declare daily as dividends substantially all of its net income (excluding net realized capital gains) and to pay these dividends to shareholders on a monthly basis; any realized net capital gains will be distributed at least annually. The MFS Concentrated Growth Fund and the MFS European Equity Fund each intend to pay substantially all of its net income (including net realized capital gains) to shareholders as dividends at least annually.

▶ Tax Considerations

The following discussion is very general. You are urged to consult your tax advisor regarding the effect that an investment in a fund may have on your particular tax situation.

Taxability of Distributions. As long as a fund qualifies for treatment as a regulated investment company (which each fund intends to do in its first and each subsequent taxable year), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from a fund, whether you take the distributions in cash or reinvest them in additional shares. Distributions designated as capital gain dividends are taxable as long-term capital gains. Other distributions are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

Distributions by the MFS Concentrated Growth Fund and the MFS European Equity Fund, and distributions of net capital gains or short-term capital gains by the MFS Income Fund and the MFS High Yield Fund, will reduce that fund's net asset value per share. Therefore, if you buy shares shortly before the record date of such a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

The MFS European Equity Fund may be eligible to elect to "pass through" to you foreign income taxes that it pays. If the MFS European Equity fund makes this election, you will be required to include your share of those taxes in gross income as a distribution from that fund. You will then be allowed to claim a credit (or a deduction, if you itemize deductions) for such amounts on your federal income tax return, subject to certain limitations.

If you are neither a citizen nor a resident of the U.S., each fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by a fund. Each fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to that fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors in a fund should read that fund's Account Application for additional information regarding backup withholding of federal income tax.

Taxability of Transactions. When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

▶ Unique Nature of Fund

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of the funds, and which may be managed by the funds' portfolio manager(s). While each fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

▶ Provision of Annual and Semiannual Reports and Prospectuses

The funds produce financial reports every six months and update their prospectuses annually. To avoid sending duplicate copies of materials to households, only one copy of a fund's annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

IX FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand each fund's financial performance since the commencement of its investment operations on August 3, 1999 with respect to MFS Income Fund, MFS High Yield Fund and MFS European Equity Fund and May 1, 2000 with respect to MFS Concentrated Growth Fund. Certain information reflects financial results for a single fund share. The total returns in the tables represent the rate by which an investor would have earned (or lost) on an investment in a fund (assuming reinvestment of all distributions). This information has been audited by the funds' independent auditors, whose report, together with a fund's financial statements, are included in each fund's Annual Report to shareholders. Each fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The funds' independent auditors are Deloitte & Touche LLP.

MFS Income Fund

	Period Ended July 31, 2000*
	Class A
Per share data (for a share outstanding throughout each period):	
Net asset value — beginning of period	$10.00
Income from investment operations# —	
Net investment income§	$ 0.89
Net realized and unrealized loss on investments	(0.43)
Total from investment operations	$ 0.46
Less distributions declared to shareholders —	
From net investment income	$ (0.89)
In excess of net realized gain on investments	(0.02)
Total distributions declared to shareholders	$ (0.91)
Net asset value — end of period	$ 9.55
Total return‡	4.81%††
Ratios (to average net assets)/Supplemental data§:	
Expenses##	0.03%†
Net investment income	9.17%†
Portfolio turnover.	83%
Net assets at end of period (000 Omitted)	$1,048

§ The investment adviser voluntarily agreed under a temporary expense agreement to pay all of the fund's operating expenses in excess of 0.00% of average daily net assets. In addition, the investment adviser voluntarily waived its fees for the period indicated. To the extent actual expenses were over/under these limitations and the waivers had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.55
Ratios (to average net assets)	
Expenses##	3.55%†
Net investment income	5.65%†

---

* For the period from the commencement of the fund's investment operations, August 3, 1999, through July 31, 2000.

† Annualized.

†† Not annualized.

\# Per share data are based on average shares outstanding.

\#\# Ratios do not reflect expense reductions from certain expense offset arrangements.

‡ Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

MFS High Yield Fund

	Period Ended July 31, 2000*
	Class A
Per share data (for a share outstanding throughout the period):	
Net asset value — beginning of period	$10.00
Income from investment operations# —	
Net investment income§	$ 0.81
Net realized and unrealized gain on investments and foreign currency	0.34
Total from investment operations	$ 1.15
Less distributions declared to shareholders —	
From net investment income	$ (0.80)
In excess of net investment income	(0.01)
From net realized gain on investments and foreign currency transactions	(0.21)
Total distributions declared to shareholders	$ (1.02)
Net asset value — end of period	$10.13
Total return‡	11.99%††
Ratios (to average net assets)/Supplemental data§:	
Expenses##	0.03%†
Net investment income	7.91%†
Portfolio turnover.	83%
Net assets at end of period (000 Omitted)	$1,469

§ The investment adviser has voluntarily agreed under a temporary expense agreement to pay all of the fund's operating expenses in excess of 0.00% of average daily net assets. In addition, the investment adviser voluntarily waived its fees for the period indicated. To the extent actual expenses were over these limitations and the waivers had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.47
Ratios (to average net assets)	
Expenses##	3.32%†
Net investment income	4.62%†

---

* For the period from the commencement of the fund's investment operations, August 3, 1999, through July 31, 2000.
† Annualized.
†† Not annualized.
# Per share data are based on average shares outstanding.
Ratios do not reflect expense reductions from certain expense offset arrangements.
‡ Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

40

MFS Concentrated Growth Fund

	Period Ended July 31, 2000*
	Class A
Per share data (for a share outstanding throughout the period):	
Net asset value — beginning of period	$ 10.00
Income from investment operations# —	
Net investment income§	$ (0.01)
Net realized and unrealized gain on investments	1.27
Total from investment operations	$ 1.26
Net asset value — end of period	$ 11.26
Total return‡	12.60%††
Ratios (to average net assets)/Supplemental data§:	
Expenses##	1.03%†
Net investment loss	(0.26)%†
Portfolio turnover...	124%
Net assets at end of period (000 Omitted)	$ 346

§ Subject to reimbursement by the fund, the investment adviser voluntarily agreed, under a temporary expense reimbursement agreement, to pay all of the fund's operating expenses, exclusive of management fees. In consideration, the fund pays the investment adviser a reimbursement fee not greater than 0.25% of average daily net assets. To the extent actual expenses were over this limitation, the net investment loss per share and the ratios would have been:

Net investment loss	$ (0.75)
Ratios (to average net assets):	
Expenses##	28.56%†
Net investment loss	(27.79)%†

---

* For the period from the commencement of the fund's investment operations, May 1, 2000, through July 31, 2000.
† Annualized.
†† Not annualized.
# Per share data are based on average shares outstanding.
Ratios do not reflect expense reductions from certain expense offset arrangements.
‡ Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

MFS European Equity Fund

	Period Ended July 31, 2000*
	Class A
Per share data (for a share outstanding throughout the period):	
Net asset value — beginning of period	$10.00
Income from investment operations# —	
Net investment income§	$ 0.10
Net realized and unrealized loss on investments and foreign currency	3.20
Total from investment operations	$ 3.30
Less distributions declared to shareholders —	
From net investment income	$ (0.01)
From net realized gain on investments and foreign currency transactions	(0.08)
Total distributions declared to shareholders	$ (0.09)
Net asset value — end of period	$13.21
Total return‡	33.15%††
Ratios (to average net assets)/Supplemental data§:	
Expenses##	1.00%†
Net investment income	0.82%†
Portfolio turnover...	143%
Net assets at end of period (000 Omitted)	$ 677

§   Subject to reimbursement by the fund, the investment adviser voluntarily agreed, under a temporary expense reimbursement agreement, to pay all of the fund's operating expenses, exclusive of management fees. In consideration, the fund pays the investment adviser a reimbursement fee not greater than 0.25% of average daily net assets. To the extent actual expenses were over this limitation, the net investment loss per share and the ratios would have been:

Net investment loss	$ (0.68)
Ratios (to average net assets)	
Expenses##	7.51%†
Net investment loss	(5.69)%†

---

*   For the period from the commencement of the fund's investment operations, August 3, 1999, through July 31, 2000.
†   Annualized.
††   Not annualized.
#   Per share data are based on average shares outstanding.
Ratios do not reflect expense reductions from certain expense offset arrangements.
‡   Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

▶ **Investment Techniques and Practices**

In pursuing its investment objective and investment policies, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are described in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted

Debt Securities		Inverse Floating Rate Obligations	—
Asset-Backed Securities		*Investment in Other Investment Companies*	
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities	✔	Open-End Funds	✔
Corporate Asset-Backed Securities	✔	Closed-End Funds	✔
Mortgage Pass-Through Securities	✔	Lending of Portfolio Securities	✔
Stripped Mortgage-Backed Securities	—	*Leveraging Transactions*	
Corporate Securities	✔	Bank Borrowings	—
Loans and Other Direct Indebtedness	—	Mortgage "Dollar-Roll" Transactions	—
Lower Rated Bonds	✔	Reverse Repurchase Agreements	✔
Municipal Bonds	—	*Options*	
Speculative Bonds	✔	Options on Foreign Currencies	✔
U.S. Government Securities	✔	Options on Futures Contracts	✔
Variable and Floating Rate Obligations	✔	Options on Securities	✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds	✔	Options on Securities Indices	✔
		Reset Options	—
Equity Securities	—	"Yield Curve" Options	—
Foreign Securities Exposure		Repurchase Agreements	✔
Brady Bonds	✔	Restricted Securities	✔
Depositary Receipts	—	Short Sales	—
Dollar-Denominated Foreign Debt Securities	✔	Short Sales Against the Box	✔
Emerging Markets	✔	Short Term Instruments	✔
Foreign Securities	✔	Swaps and Related Derivative Instruments	✔
Forward Contracts	✔	Temporary Borrowings	✔
Futures Contracts	✔	Temporary Defensive Positions	✔
Indexed Securities/Structured Products	✔	Warrants	✔
		"When-issued" Securities	✔

▶ Investment Techniques and Practices

In pursuing its investment objective and investment policies, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are described in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted

Debt Securities		Inverse Floating Rate Obligations	—
Asset-Backed Securities		*Investment in Other Investment Companies*	
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities	✔	Open-End Funds	✔
Corporate Asset-Backed Securities	✔	Closed-End Funds	✔
Mortgage Pass-Through Securities	✔	Lending of Portfolio Securities	✔
Stripped Mortgage-Backed Securities	—	*Leveraging Transactions*	
Corporate Securities	✔	Bank Borrowings	—
Loans and Other Direct Indebtedness	✔	Mortgage "Dollar-Roll" Transactions	—
Lower Rated Bonds	✔	Reverse Repurchase Agreements	✔
Municipal Bonds	✔	*Options*	
Speculative Bonds	✔	Options on Foreign Currencies	✔
U.S. Government Securities	✔	Options on Futures Contracts	✔
Variable and Floating Rate Obligations	✔	Options on Securities	✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds	✔	Options on Securities Indices	✔
Equity Securities	✔	Reset Options	—
Foreign Securities Exposure		"Yield Curve" Options	—
Brady Bonds	✔	Repurchase Agreements	✔
Depositary Receipts	✔	Restricted Securities	✔
Dollar-Denominated Foreign Debt Securities	✔	Short Sales	—
Emerging Markets	✔	Short Sales Against the Box	✔
Foreign Securities	✔	Short Term Instruments	✔
Forward Contracts	✔	Swaps and Related Derivative Instruments	✔
Futures Contracts	✔	Temporary Borrowings	✔
Indexed Securities/Structured Products	✔	Temporary Defensive Positions	✔
		Warrants	✔
		"When-issued" Securities	✔

▶ Investment Techniques and Practices

In pursuing its investment objective and investment policies, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are described in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted	
Debt Securities		Inverse Floating Rate Obligations	—
Asset-Backed Securities		*Investment in Other Investment Companies*	
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities	—	Open-End Funds	✔
Corporate Asset-Backed Securities	—	Closed-End Funds	✔
Mortgage Pass-Through Securities	—	Lending of Portfolio Securities	✔
Stripped Mortgage-Backed Securities	—	*Leveraging Transactions*	
Corporate Securities	✔	Bank Borrowings	—
Loans and Other Direct Indebtedness	—	Mortgage "Dollar-Roll" Transactions	—
Lower Rated Bonds	✔	Reverse Repurchase Agreements	—
Municipal Bonds	—	*Options*	
Speculative Bonds	✔	Options on Foreign Currencies	✔
U.S. Government Securities	✔	Options on Futures Contracts	✔
Variable and Floating Rate Obligations	✔	Options on Securities	✔
		Options on Stock Indices	✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds	✔	Reset Options	—
Equity Securities	✔	"Yield Curve" Options	—
Foreign Securities Exposure		Repurchase Agreements	✔
Brady Bonds	—	Restricted Securities	✔
Depositary Receipts	✔	Short Sales	—
Dollar-Denominated Foreign Debt Securities	__	Short Sales Against the Box	✔
Emerging Markets	✔	Short Term Instruments	✔
Foreign Securities	✔	Swaps and Related Derivative Instruments	—
Forward Contracts	✔	Temporary Borrowings	✔
Futures Contracts	✔	Temporary Defensive Positions	✔
Indexed Securities/Structured Products	—	Warrants	✔
		"When-issued" Securities	✔

*May be modified only with shareholder approval.

A-3

▶ Investment Techniques and Practices

In pursuing its investment objective and investment policies, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are described in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted

Debt Securities		Inverse Floating Rate Obligations	—
Asset-Backed Securities		*Investment in Other Investment Companies*	
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities	—	Open-End Funds	✔
Corporate Asset-Backed Securities	—	Closed-End Funds	✔
Mortgage Pass-Through Securities	—	Lending of Portfolio Securities	✔
Stripped Mortgage-Backed Securities	—	*Leveraging Transactions*	
Corporate Securities	—	Bank Borrowings	—
Loans and Other Direct Indebtedness	—	Mortgage "Dollar-Roll" Transactions	—
Lower Rated Bonds	—	Reverse Repurchase Agreements	—
Municipal Bonds	—	*Options*	
Speculative Bonds	—	Options on Foreign Currencies	✔
U.S. Government Securities	✔	Options on Futures Contracts	✔
Variable and Floating Rate Obligations	✔	Options on Securities	✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds	—	Options on Stock Indices	✔
		Reset Options	—
Equity Securities	✔	"Yield Curve" Options	—
Foreign Securities Exposure		Repurchase Agreements	✔
Brady Bonds	—	Restricted Securities	✔
Depositary Receipts	✔	Short Sales	—
Dollar-Denominated Foreign Debt Securities	__	Short Sales Against the Box	✔
Emerging Markets	✔	Short Term Instruments	✔
Foreign Securities	✔	Swaps and Related Derivative Instruments	—
Forward Contracts	✔	Temporary Borrowings	✔
Futures Contracts	✔	Temporary Defensive Positions	✔
Indexed Securities/Structured Products	—	Warrants	✔
		"When-issued" Securities	✔

MFS Income Fund
MFS High Yield Fund
MFS Concentrated Growth Fund
MFS European Equity Fund

If you want more information about the funds, the following documents are available free upon request:

Annual/Semiannual Reports. These reports contain information about the funds' actual investments. Annual reports discuss the effect of recent market conditions and a fund's investment strategy on the fund's performance during its last fiscal year.

Statement of Additional Information (SAI). The SAI, dated December 1, 2000, provides more detailed information about the funds and is incorporated into this prospectus by reference.

You can get free copies of the annual/semiannual reports, the SAI and other information about the funds, and make inquiries about the funds, by contacting:

MFS Service Center, Inc.
2 Avenue de Lafayette
Boston, MA 02111-1738
Telephone: **1-800-225-2606**
Internet: http://www.mfs.com

Information about the funds (including their prospectus, SAI and shareholder reports) can be reviewed and copied at the:

Public Reference Room
Securities and Exchange Commission
Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the fund are available on the Edgar Database on the Commission's Internet website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee by electronic request at the following e-mail address: publicinfo@sec.gov or, by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-4492



INVESTMENT MANAGEMENT

We invented the mutual fund®

Statement of Additional Information

DECEMBER 1, 2000

MFS® INCOME FUND
MFS® HIGH YIELD FUND
MFS® CONCENTRATED GROWTH FUND
MFS® EUROPEAN EQUITY FUND

Each a series of MFS Series Trust X
500 Boylston Street, Boston, MA 02116
(617) 954-5000

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Funds' Prospectus dated December 1, 2000. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Funds' most recent annual report to shareholders. A copy of the Annual Report accompanies this SAI. You may obtain a copy of the Funds' Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to each Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.

Statement of Additional Information

PART I

Part I of this SAI contains information that is particular to each Fund.

TABLE OF CONTENTS

I DEFINITIONS

"Fund" — MFS Income Fund, MFS High Yield Fund, MFS Concentrated Growth Fund, and MFS European Equity Fund, each a series of the Trust.

"Trust" — MFS Series Trust X, a Massachusetts business Trust organized in 1985. The Trust has changed its name several times during the past five years. The Trust was previously known as MFS Government Mortgage Fund (prior to June 2, 1995), MFS Government Income Plus Fund (prior to March 1, 1993), MFS Government Income Plus Trust (prior to August 3, 1992) and MFS Government Securities Trust (after December 7, 1990).

"MFS" or the "Adviser" — Massachusetts Financial Services Company, a Delaware corporation.

"MFD" — MFS Fund Distributors, Inc., a Delaware corporation.

"MFSC" — MFS Service Center, Inc., a Delaware corporation.

"Prospectus" — The Prospectus of the Funds, dated December 1, 2000, as amended or supplemented from time to time.

II MANAGEMENT OF THE FUNDS

The Funds

Each Fund, except the MFS Concentrated Growth Fund, is a diversified series of the Trust. This means that, with respect to 75% of its total assets, the Fund may not (1) purchase more than 10% of the outstanding voting securities of any one issuer, or (2) purchase securities of any issuer if as a result more than 5% of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the U.S. Government or its agencies or instrumentalities. MFS Concentrated Growth Fund is a non-diversified series of the Trust. The Trust is an open-end management investment company.

The Funds and their Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 ("the 1940 Act"). Subject to certain conditions and restrictions, this code permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Funds. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

Trustees and Officers — Identification and Background

The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

Trustee Compensation

Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in *Appendix B* of this Part I.

Affiliated Service Provider Compensation

Compensation paid by a Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

MFS has agreed to waive certain Fund expenses, as described in the "Expense Summary" of the Prospectus.

III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges

Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in *Appendix D* to this Part I, together with each Fund's schedule of dealer reallowances.

Distribution Plan Payments

Payments made by each Fund under the Distribution Plan for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by each Fund for certain specified periods, and information concerning purchases by each Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the Fund. The Trustees (together with the Trustees of certain other MFS Funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS Funds (including the Funds) to the Pershing Division of Donaldson, Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper, Inc. (which provides information useful to the Trustees in reviewing the relationship between the Funds and the Adviser).

V SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Trust as a group, by investors who control a Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

VI PERFORMANCE INFORMATION

Performance information, as quoted by the Funds in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

Ⅶ INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

Investment Techniques, Practices and Risks

The investment objective and principal investment policies of each Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, each Fund may engage in a number of investment techniques and practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitations as a percentage of such Fund's net assets apply to these investment techniques and practices:

Investment Limitation	Percentage Limitation (based on net assets)
1. MFS Income Fund	
Foreign Securities:	25%
Emerging Markets:	5%
Lower Rated Bonds:	100%
Securities Lending:	30%
2. MFS High Yield Fund	
Foreign Securities (including Emerging Markets):	50%
Lower Rated Bonds:	100%
Securities Lending:	30%
3. MFS Concentrated Growth Fund	
Foreign Securities (including Emerging Markets):	50%
Lower Rated Bonds:	5%
Securities Lending:	30%
4. MFS European Equity Fund	
Foreign Securities:	100%
Securities Lending:	30%

Investment Restrictions

Each Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of a Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or a series or class, as applicable or (ii) 67% or more of the outstanding shares of the Trust or a series or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or a series or class, as applicable are represented in person or by proxy).

Except for Investment Restriction (1) and nonfundamental investment policy (1), these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of any of the restrictions. In the event of a violation of nonfundamental investment policy (1), the Fund will reduce the percentage of its assets invested in illiquid investments in due course, taking into account the best interests of shareholders.

Terms used below (such as Options and Futures Contracts) are defined in Part II of this SAI.

The Trust, on behalf of each Fund, may not:

(1) borrow amounts from banks in excess of 33⅓% of its total assets including amounts borrowed;

(2) underwrite securities issued by other persons except insofar as each Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(3) purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein and securities of companies, such as real estate investment trusts, which deal in real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (excluding currencies and any type of option, Futures Contracts and Forward Contracts) in the ordinary course of its business. Each Fund reserves the freedom of action to hold and to sell real estate, mineral leases, commodities or commodity contracts (including currencies and any type of Options, Futures Contracts, and Forward Contracts) acquired as a result of the ownership of securities;

(4) issue any senior securities except as permitted by the 1940 Act. For purposes of this restriction, collateral arrangements with respect to any type of swap option, Forward Contracts and Futures Contracts, any other type of futures contract, and collateral arrangements with respect to initial and variation margin are not deemed to be the issuance of a senior security;

(5) make loans to other persons. For these purposes, the purchase of commercial paper, the purchase of a portion or all of an issue of debt securities, the lending of portfolio securities, or the investment of the Fund's assets in repurchase agreements, shall not be considered the making of a loan; or

(6) purchase any securities of an issuer of a particular industry, if as a result, 25% or more of its total assets would be invested in securities of issuers whose principal business activities are in the same industry (except there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements collateralized by such obligations).

In addition, MFS Income Fund, MFS High Yield Fund and MFS European Equity Fund may not:

(7) with respect to 75% of its total assets, (i) purchase more than 10% of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result

more than 5% of the Fund's total assets won't be invested in that issuer's securities. This limitation does not apply to obligations of the U.S. Government or its agencies or instrumentalities.

In addition, each Fund has adopted the following nonfundamental policy which may be changed without shareholder approval. The Trust, on behalf of each Fund, will not:

(1) invest in illiquid investments, including securities subject to legal or contractual restrictions on resale or for which there is no readily available market (*e.g.,* trading in the security is suspended, or, in the case of unlisted securities, where no market exists) if more than 15% of each Fund's assets (taken at market value) would be invested in such securities. Repurchase agreements maturing in more than seven days will be deemed to be illiquid for purposes of the Fund's limitation on investment in illiquid securities. Securities that are not registered under the 1933 Act, but are determined to be liquid by the Trust's Board of Trustees (or its delegee), will not be subject to this 15% limitation;

VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Deloitte & Touche LLP are the Funds' independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at July 31, 2000, the Statement of Operations for the period ended July 31, 2000, the Statement of Changes in Net Assets for the period ended July 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Deloitte & Touche LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

PART I — APPENDIX A

TRUSTEES AND OFFICERS — IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

Trustees

JEFFREY L. SHAMES* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Eastern Enterprises (diversified services company), Chairman, Trustee and Chief Executive Officer
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL & Associates Properties, Inc. (real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman and Trustee
Address: Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private Investor; IT Group, Inc. (diversified environmental services and consulting) Director
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President and Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman and Director; Eastern Enterprises (diversified services company), Trustee
Address: Boston, Massachusetts

Officers

STEPHEN E. CAVAN,* Secretary and Clerk (born 11/6/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Secretary and Assistant Clerk (born 3/6/59)
Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

JAMES O. YOST,* Treasurer (born 6/12/60)
Massachusetts Financial Services Company, Senior Vice President

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (prior to March 1997)

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (prior to September 1996)

LAURA F. HEALY,* Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services, Vice President (since December 1996), State Street Bank Fund Administration Group, Assistant Vice President (prior to 1996)

ROBERT R. FLAHERTY,* Assistant Treasurer (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000), UAM Fund Services, Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

---

* "Interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain MFS affiliates or with certain other Funds of which MFS or a subsidiary is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $250 per year plus $25 per meeting and $20 per committee meeting attended, together with such Trustee's out-of-pocket expenses. The Trustees are currently waiving receipt of these fees. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The Retirement Age under the plan is 73.

Trustee Compensation Table

Trustee	Trustee Fees from MFS Income Fund(1)	Trustee Fees from MFS High Yield Fund(1)	Trustee Fees from MFS Concentrated Growth Fund(1)	Trustee Fees from MFS European Equity Fund(1)	Retirement Benefit Accrued as Part of Fund Expenses(1)	Estimated Credited Years of Service(2)	Total Trustee Fees from Fund and Fund Complex(3)
J. Atwood Ives	$0	$0	$0	$0	$0	10	$132,623
Lawrence T. Perera	0	0	0	0	0	9	144,098
William J. Poorvu	0	0	0	0	0	9	141,338
Charles W. Schmidt	0	0	0	0	0	2	137,678
Arnold D. Scott	0	0	0	0	0	N/A	N/A
Jeffrey L. Shames	0	0	0	0	0	N/A	N/A
Elaine R. Smith	0	0	0	0	0	20	144,098
David B. Stone	0	0	0	0	0	3	151,418

(1) For the fiscal year ended July 31, 2000.

(2) Based upon normal retirement age 73 (age 74 for Mr. Stone).

(3) Information provided is for calendar year 1999. All Trustees served as Trustees of 34 Funds within the MFS Fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

Estimated Annual Benefits Payable by Fund upon Retirement[4]

Average Trustee Fees	Years of Service			
	3	5	7	10 or more
$0	$0	$0	$0	$0
0	0	0	0	0
0	0	0	0	0
0	0	0	0	0
0	0	0	0	0
0	0	0	0	0

(4) Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

AFFILIATED SERVICE PROVIDER COMPENSATION

Each Fund paid compensation to its affiliated service providers over the specified periods as follows:

Fiscal Year Ended	Paid to MFS for Advisory Services	Amount Waived By MFS	Paid to MFS for Administrative Services	Amount Waived by MFS	Paid To MFSC for Transfer Agency Services	Amount Waived by MFSC	Aggregate Amount Paid To MFS and MFSC
MFS Income Fund	$ 0	$6,009	$ 0	$160	$ 0	$1,013	$ 0
MFS High Yield Fund	$ 0	$8,026	$ 0	$184	$ 0	$1,335	$ 0
MFS Concentrated Growth Fund	$ 622	$ 0	$15	$ 0	$ 83	$ 0	$ 720
MFS European Equity Fund	$4,689	$ 0	$87	$ 0	$626	$ 0	$5,402

SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges
. . . .

The following sales charges were paid during the specified periods:

	Class A Initial Sales Charges:			CDSC Paid to MFD on:		
Fiscal Year End	Total	Retained By MFD	Reallowed to Dealers	Class A Shares	Class B Shares	Class C Shares

Not Applicable

Dealer Reallowances
. . . .

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

MFS Income Fund and MFS High Yield Fund

Amount of Purchase	Dealer Reallowance as a percent of Offering Price
Less than $100,000	4.00%
$100,000 but less than $250,000	3.20%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1,000,000	1.70%
$1,000,000 or more	None*

MFS Concentrated Growth Fund and MFS European Equity Fund

Amount of Purchase	Dealer Reallowance as a percent of Offering Price
Less than $50,000	5.00%
$50,000 but less than $100,000	4.00%
$100,000 but less than $250,000	3.20%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1,000,000	1.70%
$1,000,000 or more	None*

_____
* A CDSC will apply to such purchase.

Distribution Plan Payments
. . . .

The Funds have not made payments under the Distribution Plan as of the date of this SAI.

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of Fund shares.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage Commissions

MFS Income Fund — None
MFS High Yield Fund — None
MFS Concentrated Growth Fund — None
MFS European Equity Fund — None

Securities Issued By Regular Broker-Dealers

None

SHARE OWNERSHIP
MFS Concentrated Growth Fund

Ownership By Trustees and Officers

As of August 31, 2000, the Trustees and officers of the Trust owned less than 1% of any class of the fund's shares.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of a Fund's shares (all share classes taken together) and are therefore presumed to control that Fund:

Name and Address of Investor	Jurisdiction of Organization (If A Company)	Percentage Ownership
MFS Fund Distributors c/o Mass Financial Services attn: Thomas Hastings 500 Boylston Street 9th Floor Boston, MA 02116		97.18% of class A shares

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of a Fund's shares:

Name and Address of Investor Ownership	Percentage

None

SHARE OWNERSHIP
MFS Income Fund

Ownership By Trustees and Officers

As of August 31, 2000, the Trustees and officers of the Trust owned less than 1% of any class of the fund's shares.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of a Fund's shares (all share classes taken together) and are therefore presumed to control that Fund:

Name and Address of Investor	Jurisdiction of Organization (If A Company)	Percentage Ownership
MFS Fund Distributors c/o Mass Financial Services Co. attn: Thomas Hastings 500 Boylston Street Boston, MA 02116-3740		97.67% of class A shares

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of a Fund's shares:

Name and Address of Investor Ownership	Percentage
MFS Service Center, Inc. Audit Account Corporate Actions 10th Floor Attn: Paulette Cato 500 Boylston Street Boston, MA 02116-3740	100%

SHARE OWNERSHIP
MFS European Equity Fund

Ownership By Trustees and Officers
As of August 31, 2000, the Trustees and officers of the Trust owned less than 1% of any class of the fund's shares.

25% or Greater Ownership
The following table identifies those investors who own 25% or more of a Fund's shares (all share classes taken together) and are therefore presumed to control that Fund:

Name and Address of Investor	Jurisdiction of Organization (If A Company)	Percentage Ownership
MFS Fund Distributors c/o Mass Financial Services Co. attn: Thomas Hastings 500 Boylston Street Boston, MA 02116-3740		98.31% of class A shares

5% or Greater Ownership of Share Class
The following table identifies those investors who own 5% or more of any class of a Fund's shares:

Name and Address of Investor Ownership	Percentage
MFS Service Center, Inc. Audit Account Corporate Actions 10th Floor attn: Paulete Cato 500 Boylston Street Boston, MA 02116-3740	100% of class I shares

SHARE OWNERSHIP
MFS High Yield Fund

Ownership By Trustees and Officers

As of August 31, 2000, the Trustees and officers of the Trust owned less than 1% of any class of the fund's shares.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of a Fund's shares (all share classes taken together) and are therefore presumed to control that Fund:

Name and Address of Investor	Jurisdiction of Organization (If A Company)	Percentage Ownership
MFS Fund Distributors c/o Mass Financial Services Co. attn: Thomas Hastings 500 Boylston Street Boston, MA 02116-3740		76.27% of class A shares

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of a Fund's shares:

Name and Address of Investor Ownership	Percentage
John W. Ballen 500 Boylston Street Boston, MA 02116-3740	22.65% of class A shares
MFS Service Center, Inc. Audit Account Corporate Actions 10th Floor attn: Paulete Cato 500 Boylston Street Boston, MA 02116-3740	100% of class I shares

PERFORMANCE INFORMATION

MFS Income Fund

All performance quotations are as of July 31, 2000.

	Average Annual Total Returns		Actual 30-Day Yield (Including Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	**Life***			
Class A Shares, with initial sales charge (4.75%)	N/A	(0.16)%	9.71%	5.44%	9.19%
Class A Shares, at net asset value	N/A	4.81%	N/A	N/A	N/A
Class I Shares, at net asset value	N/A	5.31%	10.48%	5.97%	9.68%

†Annualized, based upon the last distribution.

*From the commencement of the Fund's investment operations on August 3, 1999.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

MFS High Yield Fund

All performance quotations are as of July 31, 2000.

	Average Annual Total Returns		Actual 30-Day Yield (Including Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	**Life***			
Class A Shares, with initial sales charge (4.75%)	N/A	6.67%	7.51%	3.85%	9.79%
Class A Shares, at net asset value	N/A	11.99%	N/A	N/A	N/A
Class I Shares, at net asset value	N/A	11.96%	7.89%	4.01%	10.26%

†Annualized, based upon the last distribution.

*From the commencement of the Fund's investment operations on August 3, 1999.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

MFS Concentrated Growth Fund

All performance quotations are as of July 31, 2000.

	Average Annual Total Returns		Actual 30-Day Yield (Including Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	Life*			
Class A Shares, with initial sales charge (5.75%)	N/A	6.13%	N/A	N/A	N/A
Class A Shares, at net asset value	N/A	12.60%	N/A	N/A	N/A
Class I Shares, at net asset value	N/A	N/A	N/A	N/A	N/A

†Annualized, based upon the last distribution.
*From the commencement of the Fund's investment operations on May 1, 2000.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable. Current subsidiaries and waivers may be discontinued at any time.

MFS European Equity Fund

All performance quotations are as of July 31, 2000.

	Average Annual Total Returns		Actual 30-Day Yield (Including Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	Life*			
Class A Shares, with initial sales charge (5.75%)	N/A	25.49%	N/A	N/A	N/A
Class A Shares, at net asset value	N/A	33.15%	N/A	N/A	N/A
Class I Shares, at net asset value	N/A	34.18%	N/A	N/A	N/A

†Annualized, based upon the last distribution.
*From the commencement of the Fund's investment operations on August 3, 1999.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

INVESTMENT ADVISER

MFS Investment Management®
500 Boylston Street, Boston, MA 02116
(617) 954-5000

DISTRIBUTOR

MFS Fund Distributors, Inc.
500 Boylston Street, Boston, MA 02116
(617) 954-5000

CUSTODIAN AND DIVIDEND DISBURSING AGENT

State Street Bank and Trust Company
225 Franklin Street, Boston, MA 02110

SHAREHOLDER SERVICING AGENT

MFS Service Center, Inc.
2 Avenue de Lafayette, Boston, MA 02111-1738
Toll free: (800) 225-2606

MAILING ADDRESS:

P.O. Box 2281, Boston, MA 02107-9906

INDEPENDENT AUDITORS

Deloitte & Touche LLP
125 Summer Street, Boston, MA 02110



We invented the mutual fund®

500 Boylston Street, Boston, MA 02116